EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2015 and 2014

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The condensed consolidated interim financial statements of Avino Silver & Gold Mines Ltd. (the “Company”) are the responsibility of the Company’s management. The condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and reflect management’s best estimates and judgements based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and reviews the condensed consolidated interim financial statements prior to their submission to the Board of Directors for approval.

The condensed consolidated interim financial statements as at March 31, 2015 and for the periods ended March 31, 2015 and 2014 have not been audited by the Company’s independent auditors.

“David Wolfin”	“Malcolm Davidson”

David Wolfin	Malcolm Davidson, CA
President & CEO	Chief Financial Officer
May 11, 2015	May 11, 2015

1

AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

	Note	March 31, 2015	December 31, 2014
		(unaudited)
ASSETS
Current assets
Cash and cash equivalents		$4,894,659	$4,249,794
Amounts receivable		2,325,926	2,568,873
Sales taxes recoverable		1,452,578	1,658,617
Prepaid expenses and other assets		1,074,386	812,600
Inventory	3	4,658,605	3,804,141
		14,406,154	13,094,025

Exploration and Evaluation Assets	4	35,599,530	29,909,220
Plant, Equipment and Mining Properties	6	19,926,697	18,173,513
Reclamation Bonds		145,500	145,500
Investments in Related Companies	7	64,935	33,889
Investments in Other Companies	8	55,000	60,000
		$70,197,816	$61,416,147

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$5,222,670	$3,968,646
Concentrate prepayment		5,066,400	-
Current portion of finance lease obligations	15	1,421,004	1,292,326
Taxes payable		138,590	993,110
Amounts due to related parties	14(b)	205,145	222,066
		12,053,809	6,476,148

Reclamation Provision	10	2,149,960	2,005,881
Finance Lease Obligations	15	1,829,201	2,007,010
Warrant Liability	9	274,779	239,690
Deferred Income Tax Liabilities		6,383,645	5,637,027
Total liabilities		22,691,394	16,365,756

EQUITY
Share Capital	11	58,993,072	58,606,898
Equity Reserves		10,599,572	10,797,709
Treasury Shares (14,180 shares, at cost)		(101,869)	(101,869)
Accumulated Other Comprehensive Income		3,563,716	1,672,009
Accumulated Deficit		(25,548,069)	(25,924,356)
Total Equity		47,506,422	45,050,391
		$70,197,816	$61,416,147

Commitments – Note 17

Subsequent Events – Note 19

Approved by the Board of Directors on May 11, 2015:

Gary Robertson Director	David Wolfin Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements

2

AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Statements of Operations and Comprehensive Income

For the three months ended March 31, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

		2015	2014

Revenue from Mining Operations	12	$4,285,541	$5,774,127
Cost of Sales	12	2,197,685	2,934,125
Mine Operating Income		2,087,856	2,840,002

Operating Expenses
General and administrative expenses	13	960,727	1,309,118
Share-based payments		8,386	8,416
Operating Earnings		1,118,743	1,522,468

Other Items
Foreign exchange gain (loss)		59,993	(71,121)
Unrealized gain (loss) on investments in related companies	7	31,046	(1,842)
Interest and other income		27,279	5,469
Fair value adjustment on warrant liability	9	(35,089)	781,727
Accretion of reclamation provision		(33,878)	-
Unrealized loss on investments in other companies	8	(5,000)	-
Net Income Before Income Taxes		1,163,094	2,236,701

Income Taxes
Current income tax expense		(250,971)	(152,669)
Deferred income tax expense		(535,836)	(739,716)
		(786,807)	(892,385)
Net Income		376,287	1,344,316

Other Comprehensive Income
Items that may be reclassified subsequently to income or loss Currency translation differences of foreign operations		1,891,707	561,816
Comprehensive Income		$2,267,994	$1,906,132
Earnings per Share
Basic		$0.01	$0.05
Diluted		$0.01	$0.04
Weighted Average Number of Common Shares Outstanding
Basic		35,502,545	29,678,371
Diluted		36,316,952	30,739,038

The accompanying notes are an integral part of the condensed consolidated interim financial statements

3

AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Statements of Changes in Equity

For the three months ended March 31, 2015 and 2014
(Expressed in Canadian dollars) (unaudited)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Equity
Balance, December 31, 2013		27,488,834	$42,784,832	$10,150,849	$(101,869)	$215,680	$(28,502,464)	$24,547,028
Common shares issued for cash:
Brokered public offerings		4,606,826	10,611,380	-	-	-	-	10,611,380
Less share issuance costs			(914,701)	-	-	-	-	(914,701)
Exercise of stock options		130,600	136,762	-	-	-	-	136,762
Carrying value of stock options exercised		-	166,857	(166,857)	-	-	-	-
Share-based payments		-	-	8,416	-	-	-	8,416
Options and warrants cancelled or expired		-	-	(10,300)	-	-	10,300	-
Net income for the period		-	-	-	-	-	1,344,316	1,344,316
Currency translation differences of foreign operations		-	-	-	-	561,816	-	561,816
Balance, March 31, 2014		32,226,260	$52,785,130	$9,982,108	$(101,869)	$777,496	$(27,147,848)	$36,295,017

Balance, December 31, 2014		35,374,813	$58,606,898	$10,797,709	$(101,869)	$1,672,009	$(25,924,356)	$45,050,391
Common shares issued for cash:
Brokered public offerings	11	18,788	36,291	-	-	-	-	36,291
Less share issuance costs	11		(1,210)	-	-	-	-	(1,210)
Exercise of stock options	11	151,000	144,570	-	-	-	-	144,570
Carrying value of stock options exercised		-	206,523	(206,523)	-	-	-	-
Share-based payments		-	-	8,386	-	-	-	8,386
Net income for the period		-	-	-	-	-	376,287	376,287
Currency translation differences of foreign operations		-	-	-	-	1,891,707	-	1,891,707
Balance, March 31, 2015		35,544,601	$58,993,072	$10,599,572	$(101,869)	$3,563,716	$(25,548,069)	$47,506,422

The accompanying notes are an integral part of the condensed consolidated interim financial statements

4

AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Statements of Cash Flows

For the three months ended March 31, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

	Note	2015	2014
Cash Provided By (Used In):

Operating Activities
Net income		$376,287	$1,344,316
Adjustments for non-cash items:
Deferred income tax expense		535,836	739,716
Foreign exchange loss		124,452	-
Fair value adjustment on warrant liability		35,089	(781,727)
Accretion of reclamation provision		33,878	-
Depreciation and depletion		30,199	318,786
Share-based payments		8,386	8,416
Unrealized loss (gain) on investments		(26,046)	1,842
		1,118,081	1,631,349
Net change in non-cash working capital items	16	148,433	(337,090)
		1,266,514	1,294,259

Financing Activities
Shares and units issued for cash, net of issuance costs		179,650	11,129,088
Finance lease payments		(341,582)	(85,782)
		(161,932)	11,043,306

Investing Activities
Net change in non-cash working capital – concentrate prepayment		5,066,400	-
Recovery of exploration costs from concentrate proceeds		1,042,117	-
Exploration and evaluation expenditures		(5,803,929)	(302,035)
Additions to plant, equipment and mining properties		(750,054)	(898,024)
		(445,466)	(1,200,059)

Change in cash and cash equivalents		659,116	11,137,506
Effect of exchange rate changes on cash and cash equivalents		(14,251)	222,232
Cash and Cash Equivalents, Beginning		4,249,794	3,839,595
Cash and Cash Equivalents, Ending		$4,894,659	$15,199,333

Cash and Cash Equivalents Consist of:
Bank balances		$4,894,659	$14,900,087
Guaranteed investment certificates		-	299,246
		$4,894,659	$15,199,333

Supplementary Cash Flow Information (Note 16)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

5

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

1. NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada and the United States and trades on the TSX Venture Exchange (“TSX-V”), the NYSE MKT, and the Frankfurt and Berlin Stock Exchanges.

The Company owns interests in mineral properties located in Durango, Mexico as well as in British Columbia and the Yukon, Canada. On October 1, 2012, the Company commenced production of silver and gold at levels intended by management at its San Gonzalo mine in the state of Durango, Mexico.

2. BASIS OF PRESENTATION

Statement of Compliance

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements of the Company, except for the accounting policies which have changed as a result of the adoption of new and revised standards and interpretations which are effective January 1, 2015. These condensed consolidated interim financial statements do not contain all of the information required for full annual financial statements. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company’s December 31, 2014 annual consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB.

Basis of Presentation

These condensed consolidated interim financial statements are expressed in Canadian dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out below have been applied consistently to all years presented in these condensed consolidated interim financial statements as if the policies have always been in effect.

Significant Accounting Judgements and Estimates

The Company’s management makes judgements in its process of applying the Company’s accounting policies to the preparation of its condensed consolidated interim financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the impacts on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2015 are consistent with those applied and disclosed in note 2 to the Company’s audited consolidated financial statements for the year ended December 31, 2014.

6

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

2. BASIS OF PRESENTATION (continued)

Basis of Consolidation

The condensed consolidated interim financial statements include the accounts of the Company and its Canadian and Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican operations and administration
Promotora Avino, S.A. de C.V. (“Promotora”)	79.09%	Mexico	Holding company
Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”)	98.39% direct 1.27% indirect (Promotora) 99.66% effective	Mexico	Mining and exploration
Bralorne Gold Mines Ltd.	100%	Canada	Mining and exploration

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the condensed consolidated interim financial statements.

On October 20, 2014, the Company acquired a 100% ownership interest in Bralorne Gold Mines Ltd. (“Bralorne”). Bralorne’s fiscal year end date prior to the acquisition was January 31.

On June 4, 2013, the Company converted existing loans advanced to Avino Mexico into new additional shares, resulting in an increase of the Company’s ownership by 0.38% to an effective 99.66%. The intercompany loans and investments are eliminated upon consolidation of the financial statements. The Company had a pre-existing effective ownership interest of 99.28% in Avino Mexico prior to the 0.38% increase. The issuance of shares to the Company by Avino Mexico on June 4, 2013, resulted in a reduction in the non-controlling interest from 0.72% to 0.34%.

Financial Instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held to maturity, available for sale, loans and receivables, or fair value through profit or loss (“FVTPL”). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Loans and receivables and other financial liabilities are subsequently measured at amortized cost. Financial instruments comprise cash and cash equivalents, amounts receivable, investments in related and other companies, reclamation bonds, accounts payable, amounts due to related parties, warrant liability, and finance lease obligations.

The Company has classified its cash and cash equivalents, investments in related and other companies, and warrant liability as FVTPL. Amounts receivable, and reclamation bonds are classified as loans and receivables. Accounts payable, amounts due to related parties, and finance lease obligations are classified as other financial liabilities.

7

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

2. BASIS OF PRESENTATION (continued)

Financial Instruments (continued)

Subsequent to initial recognition, financial assets are measured in accordance with the following:

(i) Financial assets classified as fair value through profit or loss are measured at fair value. All gains and losses resulting from changes in their fair value are included in net income (loss) in the period in which they arise.

(ii) Held-to-maturity investments and loans and receivables are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net income (loss), using the effective interest method less any impairment.

(iii) Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net income (loss). Other than temporary impairments on available-for-sale financial assets are recorded in net income (loss).

Subsequent to initial recognition, financial liabilities are measured in accordance with the following:

(i) Financial liabilities classified as other financial liabilities are initially recognized at fair value less transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or, where appropriate, a shorter period.

(ii) Financial liabilities classified as fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as fair value through profit or loss. Fair value changes on financial liabilities classified as fair value through profit or loss are recognized in net income (loss). At March 31, 2015, the Company classified share purchase warrants with an exercise price in U.S. dollars (see Note 9) as financial liabilities at fair value through profit or loss. As these warrants are exercised, the fair value of the recorded warrant liability on date of exercise is included in share capital along with the proceeds from the exercise. If these warrants expire, the related decrease in warrant liability is recognized in net income (loss).

The mandatory adoption of the following new and revised accounting standards and interpretations on January 1, 2015 had no significant impact on the Company’s condensed consolidated interim financial statements for the periods presented:

Annual improvements

In December 2013, the IASB issued the Annual Improvements 2010-2012 and 2011-2013 cycles, effective for annual periods beginning on or after July 1, 2014.

The following accounting standards were issued but not yet effective as of March 31, 2015:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact the final standard is expected to have on its condensed consolidated interim financial statements.

8

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

2. BASIS OF PRESENTATION (continued)

IFRS 9 – Financial Instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its condensed consolidated interim financial statements.

IFRS 7 Financial instruments: Disclosure

IFRS 7 was amended to require additional disclosures on transition from IAS 39 to IFRS 9. The standard is effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its condensed consolidated interim financial statements.

IFRS 10 Consolidated Financial Statements

The amendments to IFRS 10 will require a full gain or loss to be recognized when a transaction involves a business (whether it is housed in a subsidiary or not), while a partial gain or loss would be recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. The amendments are effective for transactions occurring in annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact these amendments are expected to have on its condensed consolidated interim financial statements.

Annual improvements

In September 2014, the IASB issued the Annual Improvements 2012-2014 cycle, effective for annual periods beginning on or after July 1, 2016. These annual improvements made necessary but non-urgent amendments to existing IFRSs. These amendments are not expected to have a significant impact on the Company's condensed consolidated interim financial statements.

3. INVENTORY

	2015	2014

Process material stockpiles	$2,790,835	$2,730,816
Concentrate inventory	981,876	349,627
Materials and supplies	885,894	723,698
	$4,658,605	$3,804,141

The amount of inventory recognized as an expense for the three months ended March 31, 2015 totalled $2,197,685 (March 31, 2014 – $2,934,125), and includes production costs and depreciation and depletion directly attributable to the inventory production process.

9

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

4. EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Durango, Mexico	British Columbia, Canada	Yukon, Canada	Total

Balance, January 1, 2014	$15,686,172	$3	$1	$15,686,176

Acquisition	-	9,752,300	-	9,752,300
Costs incurred during 2014:
Mine and camp costs	4,099,672	1,323,105	-	5,422,777
Drilling and exploration	870,562	368,081	-	1,238,643
Depreciation of plant and equipment	495,847	-	-	495,847
Effect of movements in exchange rates	407,455	-	-	407,455
Assessments and taxes	164,127	678	-	164,805
Geological and related services	68,328	85,425	-	153,753
Assays	-	16,088	-	16,088
Sale of concentrate	(2,510,304)	(918,320)	-	(3,428,624)

Balance, December 31, 2014	$19,281,859	$10,627,360	$1	$29,909,220
Costs incurred during 2015:
Mine and camp costs	3,454,149	1,279,539	-	4,733,688
Drilling and exploration	384,353	547,029	-	931,382
Effect of movements in exchange rates	742,368	-	-	742,368
Depreciation of plant and equipment	186,130	-	-	186,130
Assessments and taxes	62,415	5,249	-	67,664
Geological and related services	794	41,540	-	42,334
Assays	-	28,861	-	28,861
Sale of concentrate	(363,940)	(678,177)	-	(1,042,117)

Balance, March 31, 2015	$23,748,128	$11,851,401	$1	$35,599,530

Additional information on the Company’s exploration and evaluation properties by region is as follows:

 (a) Durango, Mexico

The Company’s subsidiary Avino Mexico owns 42 mineral claims and leases 4 mineral claims in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following four groups:

10

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

4. EXPLORATION AND EVALUATION ASSETS (continued)

(a) Durango, Mexico (continued)

(i) Avino mine area property

The Avino mine area property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares, and one leased exploitation concession covering 98.83 hectares. Within the Avino mine site area is the Company’s San Gonzalo mine which achieved production levels intended by management as of October 1, 2012, and on that date accumulated exploration and evaluation costs for the San Gonzalo mine were transferred to mining properties.

(ii) Gomez Palacio property

The Gomez Palacio property is located near the town of Gomez Palacio, and consists of nine exploration concessions covering 2,549 hectares.

(iii) Santiago Papasquiaro property

The Santiago Papasquiaro property is located near the village of Papasquiaro, and consists of four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

(iv) Unification La Platosa properties

The Unification La Platosa properties, consisting of three leased concessions in addition to the leased concession described in note (i) above, are situated within the Avino mine area property around the towns of Panuco de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine.

In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”.

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the granting of these rights, the Company issued 135,189 common shares with a fair value of $250,100.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (“NSR”) at the commencement of production from the property. In addition, after the start of production, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales a minimum royalty equal to the applicable NSR royalty based on processing at a monthly rate of 15,000 tonnes.

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of US$8 million within 15 days of the Company’s notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

11

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

4. EXPLORATION AND EVALUATION ASSETS (continued)

(b) British Columbia, Canada

(i) Bralorne Mine

The Company owns a 100% undivided interest in certain mineral properties located in the Lillooet Mining Division. There is an underlying agreement on 12 crown grants in which the Company is required to pay 1.6385% of Net Smelter Proceeds of Production from the claims, and pay fifty cents ($0.50) per ton of ore produced from these claims if the ore grade exceeds 0.75 ounces per ton gold.

(ii) The Company’s mineral claims in British Columbia encompass two additional properties, Minto and Olympic-Kelvin, each of which consists of 100% owned Crown-granted mineral claims located in the Lillooet Mining Division.

(c) Yukon, Canada

The Company has a 100% interest in 14 quartz leases located in the Mayo Mining Division of Yukon, Canada which collectively comprise the Eagle property. In January 2012, the Company entered into an option agreement on the Eagle property, under which the optionee is required to make cash payments, incur exploration expenditures, and issue shares to the Company in order to earn a 75% interest in the property. During the three months ended March 31, 2015, the optionee withdrew from the option agreement, and the entire interest in the property reverted back to the Company.

5. NON-CONTROLLING INTEREST

At March 31, 2015, the Company had an effective 99.66% (December 31, 2014 - 99.66%) interest in its subsidiary Avino Mexico and the remaining 0.34% (December 31, 2014 - 0.34%) interest represents a non-controlling interest. The accumulated deficit and current period income attributable to the non-controlling interest are insignificant and accordingly have not been recognized in the condensed consolidated interim financial statements.

12

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

6. PLANT, EQUIPMENT, AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings	Total
	$	$	$	$	$	$	$
COST

Balance at January 1, 2014	3,433,028	46,141	117,457	4,742,728	3,502,079	522,779	12,364,212
Additions	808,713	15,663	96,138	3,290,323	4,252,272	117,800	8,580,909
Effect of movements in exchange rates	276,388	3,715	9,456	381,830	281,947	42,088	995,424
Balance at December 31, 2014	4,518,129	65,519	223,051	8,414,881	8,036,298	682,667	21,940,545
Additions	240,146	2,933	16,330	144,219	330,102	16,324	750,054
Effect of movements in exchange rates	385,570	5,591	19,035	718,113	685,805	58,258	1,872,372
Balance at March 31, 2015	5,143,845	74,043	258,416	9,277,213	9,052,205	757,249	24,562,971

ACCUMULATED DEPLETION AND DEPRECIATION

Balance at January 1, 2014	221,779	13,609	36,181	916,345	221,385	390,296	1,799,595
Additions	533,465	7,657	29,610	1,008,949	204,881	37,990	1,822,552
Effect of movements in exchange rates	17,855	1,096	2,913	73,775	17,823	31,423	144,885
Balance at December 31, 2014	773,099	22,362	68,704	1,999,069	444,089	459,709	3,767,032
Additions	155,982	2,108	10,007	294,119	74,992	10,560	547,768
Effect of movements in exchange rates	65,975	1,908	5,863	170,599	37,898	39,231	321,474
Balance at March 31, 2015	995,056	26,378	84,574	2,463,787	556,979	509,500	4,636,274

NET BOOK VALUE

At March 31, 2015	4,148,789	47,665	173,842	6,813,426	8,495,226	247,749	19,926,697
At December 31, 2014	3,745,030	43,157	154,347	6,415,812	7,592,209	222,958	18,173,513

Mill machinery and processing equipment includes $902,384 as at March 31, 2015 (December 31, 2014 - $892,172), on which no depreciation was charged in the periods then ended.

13

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

7. INVESTMENTS IN RELATED COMPANIES

Investments in related companies comprise the following:

	Cost	Accumulated Unrealized Gains	Fair Value March 31, 2015	Fair Value December 31, 2014

(a) Levon Resources Ltd.	4,236	60,698	64,934	33,888
(b) Oniva International Services Corp.	1	-	1	1
	$4,237	$60,698	$64,935	$33,889

During the three months ended March 31, 2015, the Company recorded a $31,046 unrealized gain (March 31, 2014 – unrealised loss of $1,842) on investments in related companies, representing the change in fair value during the period.

(a) Levon Resources Ltd. (“Levon”)

The Company’s investment in Levon consists of 141,200 common shares with a quoted market value of $64,934 as at March 31, 2015 (December 31, 2014 - $33,888). Levon is a public company with common directors.

(b) Oniva International Services Corp. (“Oniva”)

The Company and its subsidiary each hold a 1/5 indirect beneficial ownership interests in Oniva, with three other public companies holding equal 1/5 indirect beneficial ownership interest. David Wolfin and Malcolm Davidson, the Company’s CEO and CFO, serve as directors of Oniva, and certain of the Company’s directors and officers also serve in those capacities in all three of the other companies. The companies’ interests in Oniva are held in trust by David Wolfin and a family member of Mr. Wolfin. See Note 14(c) for a description of transactions with Oniva and Note 17 for disclosure of the Company’s commitments with Oniva.

8. INVESTMENTS IN OTHER COMPANIES

The Company classifies its investments in other companies as a long-term investment designated at fair value through profit and loss, summarized as follows:

	Cost	Accumulated Unrealized Gains	Fair Value March 31, 2015	Fair Value December 31, 2014

(a) Avaron Mining Corp.	$40,000	$-	$40,000	$40,000
(b) Benz Capital Corp.	14,500	500	15,000	20,000
	$54,500	$500	$55,000	$60,000

14

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

8. INVESTMENTS IN OTHER COMPANIES (continued)

(a) Avaron Mining Corp. (“Avaron”)

In January 2012, the Company acquired 150,000 common shares of Avaron at a cost of $15,000. In April 2013, Avino received an additional 250,000 common shares at a cost of $25,000.

(b) Benz Capital Corp. (“Benz”)

In April 2013, the Company acquired 50,000 common shares of Benz. The value assigned to the investment is based on the market price of Benz’s common shares on the date the agreement was entered into.

9. WARRANT LIABILITY

The Company’s warrant liability arises as a result of the issuance of warrants exercisable in U.S. dollars. As the denomination is different from the Canadian dollar functional currency of the entity issuing the underlying shares, the Company recognizes a derivative liability for these warrants and re-measures the liability at the end of each reporting period using the Black-Scholes model.

A reconciliation of the changes in the warrant liability during the year is as follows:

	March 31, 2015	December 31, 2014
Balance at beginning of the year	$239,690	$-
Recognition upon issuance	-	1,295,647
Fair value adjustment	35,089	(1,055,957)
Balance at end of the period	$274,779	$239,690

Continuity of derivative warrants during the period is as follows:

	Underlying Shares	Weighted Average Exercise Price
Derivative warrants outstanding and exercisable, December 31, 2013	-	-
Issued	1,033,059	US$2.87
Derivative warrants outstanding and exercisable, December 31, 2014 and March 31, 2015	1,033,059	US$2.87

Derivative warrants outstanding and exercisable as at March 31, 2015 are as follows:

	Exercise		Derivative Warrants Outstanding and Exercisable
Expiry Date	Price per Share		March 31, 2015	December 31, 2014

February 25, 2017	US$	2.87	1,033,059	1,033,059

As at March 31, 2015, the weighted average remaining contractual life of warrants outstanding was 1.90 years.

15

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

9. WARRANT LIABILITY (continued)

Valuation of the warrant liability requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing warrants is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the warrant liability was calculated using the Black-Scholes model with the following weighted average assumptions and resulting fair values:

	March 31, 2015	December 31, 2014
Weighted average assumptions:
Risk-free interest rate	0.50%	1.00%
Expected dividend yield	0%	0%
Expected option life (years)	1.90	2.14
Expected stock price volatility	68.05%	66.42%
Weighted average fair value	$0.27	$0.23

10. RECLAMATION PROVISION

Management’s estimate of the reclamation provision at March 31, 2015 is $2,149,960 (December 31, 2014 - $2,005,881). The present value of the obligation was calculated using a risk-free interest rate of 7% (December 31, 2014 – 7%) and an inflation rate of 4.25% (December 31, 2014 – 4.25%). Reclamation activities are estimated to begin in 2019 for San Gonzalo and in 2023 for the Avino Mine. The undiscounted value of the obligation is $2,400,540 (December 31, 2014 - $2,269,534).

A reconciliation of the changes in the reclamation provision during the periods is as follows:

	March 31, 2015	December 31, 2014

Balance at beginning of the year	$2,005,881	$1,833,938
Unwinding of discount	33,878	131,787
Effect of movements in exchange rates	110,201	(57,844)
Provision recognized on acquisition of Bralorne Gold Mines Ltd.	-	98,000
Balance at end of the period	$2,149,960	$2,005,881

11. SHARE CAPITAL

(a) Authorized: Unlimited common shares without par value.

(b) Issued:

(i) During three months ended March 31, 2015, the Company continued to issue shares in an at-the-market offering under a prospectus supplement of up to US$25,000,000, which was filed on July 7, 2014. The Company sold an aggregate of 18,788 common shares at an average price of $1.93 (US$1.55) per common share for gross proceeds of $36,291 (US$29,185) during three months ended March 31, 2015.

The Company paid a 3% cash commission on the gross proceeds in the amount of $1,089 (US$876) and incurred additional accounting, legal and regulatory costs of $122.

16

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

11. SHARE CAPITAL (continued)

(b) Issued (continued):

(ii) During the three months ended March 31, 2015, the Company issued 151,000 common shares upon the exercise of stock options for gross proceeds of $144,570.

(iii) During the year ended December 31, 2014, the Company sold an aggregate of 375,851 common shares at an average price of $2.26 (US$2.08) per common share for gross proceeds of $850,430 (US$783,117) in the at-the-market offering described in Note 11(b)(i).

The Company paid a 3% cash commission on the gross proceeds in the amount of $25,513 (US$23,493) and incurred additional accounting, legal and regulatory costs of $3,276.

(iv) On February 21, 2014, the Company closed a brokered private placement issuing 2,066,117 units at a price of $2.69 (US$2.42) per unit for gross proceeds of $5,566,504 (US$5,000,000). Each unit is comprised of one common share and one-half of a transferrable share purchase warrant. Each share purchase warrant is exercisable at a price of US$2.87 per warrant into one-half of a common share until February 25, 2017. If the volume weighted average closing market price for the Company's common shares on the NYSE MKT is greater than USD$6.85 per share for a period of 20 consecutive trading days, then the Company may deliver a notice to the warrant holder notifying such holder that the warrants must be exercised within 30 days from the date of delivery of such notice, otherwise the warrants will expire on the thirty-first day after the date of delivery of the notice.

Of the $5,566,504 total aggregate proceeds raised in this financing, the $1,295,647 fair value of the warrants was attributed to warrant liability (Note 10) and the residual amount of $4,270,857 was attributed to common shares.

The Company incurred finance costs of $129,953 (recorded as a charge in the statement of operations) with respect to the issuance of warrants in this private placement and share issuance costs of $426,661 (recorded as a charge to share capital) with respect to the shares issued in this private placement.

(v) On February 20, 2014, the Company closed an at-the-market brokered public offering issuing 2,540,709 common shares at an average price of $2.50 (US$2.26) per common share for gross proceeds of $6,340,523 (US$5,741,668).

The Company paid a 3% cash commission on the gross proceeds in the amount of $190,216 (US$172,250) and incurred additional accounting, legal and regulatory costs of $167,871.

(vi) During the year ended December 31, 2014, the Company issued 266,457 common shares upon the exercise of stock options for gross proceeds of $307,937.

(c)  Warrants:

During the three months ended March 31, 2015 and the year ended December 31, 2014 there were no warrants exercised, and there were 1,033,059 warrants issued during the year ended December 31, 2014 as summarized in Note 9.

17

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

11. SHARE CAPITAL (continued)

(d) Stock options:

The Company has a stock option plan to purchase the Company’s common shares, under which it may grant stock options of up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers, and employees (up to a limit of 5%), and to persons providing investor relations or consulting services (up to a limit of 2%), the limits being based on the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed five years from the grant date.

Continuity of stock options for the three months ended March 31, 2015 and the year ended December 31, 2014 is as follows:

	Underlying Shares	Weighted Average Exercise Price

Stock options outstanding and exercisable, December 31, 2013	2,642,957	$1.16
Granted	1,035,000	$1.90
Forfeited	(50,000)	$1.15
Exercised	(266,457)	$1.16

Stock options outstanding and exercisable, December 31, 2014	3,361,500	$1.39
Exercised	(151,000)	$0.96

Stock options outstanding and exercisable, March 31, 2015	3,210,500	$1.41

As at March 31, 2015, the weighted average remaining contractual life of stock options outstanding was 2.29 years.

Details of stock options outstanding and exercisable are as follows:

		Stock Options Outstanding
Expiry Date	Exercise Price	March 31, 2015	December 31, 2014

January 14, 2015	$0.81	-	45,000
September 10, 2015	$1.05	225,000	225,000
January 18, 2016	$1.02	700,500	806,500
September 30, 2016	$1.02	695,000	695,000
February 18, 2018	$1.60	195,000	195,000
September 9, 2018	$1.62	360,000	360,000
September 19, 2019	$1.90	855,000	855,000
December 22, 2019	$1.90	180,000	180,000
		3,210,500	3,361,500

18

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

11.  SHARE CAPITAL (continued)

(e)  Earnings per share:

The calculations for earnings per share and diluted earnings per share for the three months ended March 31, 2015 and 2014 are as follows:

	March 31, 2015	March 31, 2014

Net income for the period	$376,287	$1,344,316

Basic weighted average number of shares outstanding	35,502,545	29,678,371
Effect of dilutive share options	814,407	700,667
Diluted weighted average number of shares outstanding	36,316,952	30,739,038

Basic earnings per share	$0.01	$0.05
Diluted earnings per share	$0.01	$0.04

12. REVENUE AND COST OF SALES

Revenue and the related cost of sales reflect the sale of silver and gold concentrate from the San Gonzalo mine during the three months ended March 31, 2015 and from the San Gonzalo mine and the historic Avino stockpiles for the three months ended March 31, 2014.

Cost of sales consists of changes in inventories, direct costs including personnel costs, general and administrative costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party smelting, refining and transport fees, and depreciation related to sales and other expenses for the periods. Direct costs include the costs of extracting co-products. Cost of sales is based on the weighted average cost of contained or recoverable ounces sold for the periods and consists of the following:

	March 31, 2015	March 31, 2014
Direct costs	$2,176,680	$2,630,660
Depreciation and depletion	21,005	303,465
	$2,197,685	$2,934,125

13. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses on the condensed consolidated interim statements of operations consist of the following:

	March 31, 2015	March 31, 2014
Salaries and benefits	$335,399	$530,847
Management and consulting fees	157,261	260,892
Office and miscellaneous	145,854	229,098
Professional fees	113,125	120,678
Travel and promotion	71,773	44,144
Investor relations	56,362	45,920
Interest expense	33,187	9,005
Directors fees	20,000	20,000
Regulatory and compliance fees	18,572	33,213
Depreciation	9,194	15,321
	$960,727	$1,309,118

19

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

14.  RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a) Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three months ended March 31, 2015 and 2014 were as follows:

	March 31, 2015	March 31, 2014
Salaries, benefits, and consulting fees	$190,505	$352,239

(b) Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. of $96,706 (December 31, 2014 - $121,639) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the consolidated statements of financial position. As at March 31, 2015 and December 31, 2014, the following amounts were due to related parties:

	March 31, 2015	December 31, 2014
Oniva International Services Corp.	$177,427	$171,650
Directors	20,087	19,259
Jasman Yee & Associates, Inc.	7,631	4,032
Intermark Capital Corp.	-	21,875
Wear Wolfin Designs Ltd.	-	5,250
	$205,145	$222,066

(c) Other related party transactions

The Company has entered into a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. The cost sharing agreement may be terminated with one-month notice by either party without penalty. The transactions with Oniva during the three months ended March 31, 2015 and 2014 are summarized below:

	March 31, 2015	March 31, 2014
Salaries and benefits	$117,677	$98,994
Office and miscellaneous	146,634	84,446
	$264,311	$183,440

Salaries and benefits above included $9,593 for key management personnel compensation that has been included in Note 14(a).

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the three months ended March 31, 2015, the Company paid $62,500 (2014 - $245,833, including a one-time bonus) to ICC.

20

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

14.  RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(c) Other related party transactions (continued)

The Company pays Jasman Yee & Associates, Inc. (“JYAI”), a company whose managing director is Jasman Yee, a director of the Company, for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. For the three months ended March 31, 2015 and 2014, the Company paid $18,240 and $21,120 respectively to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, the Company’s president and CEO and also a director, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the three months ended March 31, 2015 and 2014, the Company paid $7,500 and $7,500 respectively to WWD.

15. FINANCE LEASE OBLIGATIONS

The Company has entered into mining equipment leases expiring between 2015 and 2020 with interest rates ranging from 4.50% to 13.90% per annum. The Company has the option to purchase the mining equipment at the end of the lease term for a nominal amount. The Company’s obligations under finance leases are secured by the lessor’s title to the leased assets. As at March 31, 2015, plant and equipment includes a net carrying amount of $5,580,371 (December 31, 2014 - $5,322,510) for this leased mining equipment.

The contractual maturities and interest charges in respect of the Company’s finance lease obligations are as follows:

	March 31, 2015	December 31, 2014
Not later than one year	$1,534,498	$1,362,766
Later than one year and not later than five years	1,928,366	2,216,930
Less: Future interest charges	(212,659)	(280,360)
Present value of minimum lease payments	3,250,205	3,299,336
Less: Current portion	(1,421,004)	(1,292,326)
Non-current portion	$1,829,201	$2,007,010

The Company has a $US5,375,400 master credit facility with Caterpillar Finance that is used to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for continuing exploration activity at the Avino Mine. As of March 31, 2015, the Company had $US2,586,974 in available credit remaining under this facility.

21

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

16. SUPPLEMENTARY CASH FLOW INFORMATION

	March 31, 2015	March 31, 2014
Net change in non-cash working capital items:
Accounts payable and accrued liabilities	$1,254,024	$384,260
Amounts receivable	242,947	(913,459)
Sales taxes recoverable	206,039	(126,041)
Inventory	(421,350)	112,792
Taxes payable	(854,520)	261,651
Prepaid expenses and other assets	(261,786)	(65,709)
Amounts due to related parties	(16,921)	7,197
Interest receivable	-	2,219
	$148,433	$(337,090)

	March 31, 2015	March 31, 2014
Interest paid	$121,966	$9,005
Taxes paid	$1,642,480	$-

17. COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 14.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	March 31, 2015	December 31, 2014
Not later than one year	$266,178	$301,121
Later than one year and not later than five years	137,438	134,291
Later than five years	59,481	56,235
	$463,097	$491,647

Office lease payments recognized as an expense during the three months ended March 31, 2015 totalled $29,169 (2014 - $22,283).

18.  FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, amounts receivable, amounts due to related party, and accounts payable approximate their carrying values because of the short-term nature of these instruments. The fair values of investments in related and other companies are based on quoted market prices.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

22

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

18.  FINANCIAL INSTRUMENTS (continued)

(a) Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash and cash equivalents and amounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by maintaining the majority of cash at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with two counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At March 31, 2015, no amounts were held as collateral.

(b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash and cash equivalents at March 31, 2015 in the amount of $4,894,659 (December 31, 2014 - $4,249,794) in order to meet short-term business requirements. At March 31, 2015, the Company had current liabilities of $12,053,809 (December 31, 2014 - $6,476,148). Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portion of finance lease obligations is due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment. The concentrate prepayment is settled upon delivery of concentrate, with any shortfall remedied in cash or in concentrate at the buyer’s determination.

(c) Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)  To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)  To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate cash flow risk as the Company’s finance lease obligations bear interest at fixed rates.

23

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

18.  FINANCIAL INSTRUMENTS (continued)

(c) Market Risk (continued)

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and US dollars:

	March 31, 2015		December 31, 2014
	MXN	USD	MXN	USD
Cash and cash equivalents	$1,089,846	$3,245,397	$2,532,442	$3,382,302
Amounts receivable	-	1,849,595	-	1,350,874
Accounts payable and accrued liabilities	(18,325,937)	(1,381,595)	(10,805,057)	(786,490)
Finance lease obligations	(572,680)	(2,540,349)	(908,005)	(2,788,356)
Warrant liability	-	(216,942)	-	(206,611)
Net exposure	(17,808,771)	956,106	(9,180,620)	951,719
Canadian dollar equivalent	$(1,481,512)	$1,211,070	$(722,056)	$1,104,088

Based on the net Canadian dollar denominated asset and liability exposures as at March 31, 2015, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the three months ended March 31, 2015 by approximately $132,364 (December 31, 2014 - $45,188). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At March 31, 2015, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in the market price of silver would have an impact on net earnings of approximately $270,365 (December 31, 2014 - $489,808), and a 10% change in the market price of gold would have an impact on net earnings of approximately $92,858 (December 31, 2014 - $210,058).

The Company is exposed to price risk with respect to its investments in related companies and its investments in other companies as certain of these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At March 31, 2015, a 10% change in market prices would have an impact on net earnings of approximately $7,995 (December 31, 2015 - $5,389).

The Company’s profitability and ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

24

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the three months ended March 31, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

18.  FINANCIAL INSTRUMENTS (continued)

(d) Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2015:

	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	$4,894,659	$-	$-
Investments in related companies	64,935	-	-
Investments in other companies	55,000	-	-
Financial Liabilities
Warrant liability	-	-	(274,779)
	$5,014,594	$-	$(274,779)

19. SUBSEQUENT EVENTS

Subsequent to the three months ended March 31, 2015, the Company issued 801,094 common shares in an at-the-market offering under a prospectus supplement for net proceeds of $1,222,202 (US$1,000,352).

On April 20, 2015, the Company entered into a lease agreement with Caterpillar Finance for new mining equipment. The agreement is for a principal amount of US$627,588, bears interest at 4.5%, and is payable over 36 months from October 1, 2015 at a monthly rate of US$18,669.

25